Exhibit 99.1

New Gold to Divest Blackwater to Artemis Gold for C$190 Million
in Cash and Retained Exposure via an 8% Gold Stream and
Equity Stake in Artemis

Toronto, Ontario (June 9, 2020) – New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) is pleased to announce that it has entered into a definitive agreement (the “Agreement”) with Artemis Gold Inc. (“Artemis”) to divest its Blackwater Project (“Blackwater”) located in British Columbia, Canada (the “Transaction”).

Under the terms of the Agreement, New Gold will receive consideration comprised of the following:

●	C$190 million in cash comprised of C$140 million in cash upon closing of the Transaction and C$50 million in cash payable twelve months following closing of the Transaction (the “Second Instalment”);

●
A gold stream on 8% gold produced from Blackwater, reducing to 4% of gold production once approximately 280,000 ounces of gold have been delivered to New Gold. The stream is subject to a transfer price equal to 35% of the spot gold price;

●
In the event that agreed upon production targets at Blackwater are not achieved by the 7th, 8th, or 9th anniversary of closing of the Transaction, New Gold will be entitled to receive additional cash payments of C$28 million on each of those dates; and

●
C$20 million in Artemis shares upon closing of the Transaction, subject to New Gold not acquiring more than 9.9% of Artemis’ issued and outstanding common shares, in which case the difference between C$20 million and the value of the shares issued to New Gold shall be added to the Second Instalment.

“This transaction marks another milestone for New Gold as we continue to reposition the Company and advance our vision of becoming a leading Canadian-focused, diversified intermediate gold producer. With this transaction we have further strengthened our balance sheet with an upfront cash payment that is supported by our improved operational performance and our recently updated life of mine plans that are focused on profitability and free cash flow generation beginning in 2021,” stated Renaud Adams, CEO. “We believe that surfacing value for Blackwater today, while retaining exposure to the project through a retained gold stream and an equity position in Artemis, allows the Company to transition to the next phase of our growth plan as we continue to reposition the Company for shareholder value creation. Artemis has clearly expressed its commitment to building and operating Blackwater that is supported by its management team’s strong track record in the industry. We are confident that they are the best positioned team to advance the project for the benefit of both Artemis and all New Gold stakeholders, including our host communities and partners.”

The Transaction is subject to customary closing conditions, including Artemis shareholder approval and required regulatory approvals. Artemis intends to fund the initial cash payment through a combination of cash on hand and an equity financing.  Insiders of Artemis have agreed to provide a backstop commitment of up to C$120 million. As such, the Transaction is not subject to a financing condition. The Transaction is expected to close in the third quarter of 2020.
BMO Capital Markets acted as financial advisor to New Gold, and Davies Ward Phillips & Vineberg LLP and Lawson Lundell LLP acted as New Gold’s legal advisors.
About New Gold Inc.
New Gold is a Canadian-focused intermediate gold mining company with a portfolio of two core producing assets in Canada, the Rainy River and New Afton Mines as well as the 100% owned Blackwater development project. The Company also operates the Cerro San Pedro Mine in Mexico (in reclamation). New Gold’s vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit www.newgold.com.

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For further information, please contact:
Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Email: anne.day@newgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this press release, including any information relating to New Gold’s future financial or operating performance are “forward-looking”. All statements in this press release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts. Often, but not always, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates” “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this press release include, among others, the potential timing for the closing of the Transaction and the proceeds of the Transaction to be received by New Gold, the resultant strengthening of New Gold’s balance sheet, and New Gold’s focus on free cash flow generation beginning in 2021.
All forward-looking statements in this press release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this press release, New Gold’s latest annual and quarterly management's discussion and analysis (“MD&A”), Annual Information Form and Technical Reports filed at www.sedar.com and on EDGAR at www.sec.gov.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: the risk that all consents and approvals required to give effect to the Transaction will not be obtained in a timely fashion or at all; and the “Risk Factors” included in New Gold's Annual Information Form, MD&A and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

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